UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

IKONICS Corporation

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

45172K102

(CUSIP Number)

David Elliot Lazar

Activist Investing LLC

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

Spencer G. Feldman

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45172K102

1	NAME OF REPORTING PERSON

ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 45172K102

1	NAME OF REPORTING PERSON

CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,770
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

162,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 45172K102

1	NAME OF REPORTING PERSON

DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		30,738
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,770
PERSON WITH	9	SOLE DISPOSITIVE POWER

30,738
	10	SHARED DISPOSITIVE POWER

162,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

193,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 45172K102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.10 par value (the “Shares”), of IKONICS Corporation, a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4832 Grand Avenue, Duluth, Minnesota 55807.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Activist Investing LLC, a New York limited liability company (“Activist”);

(ii)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian”); and

(iii)	David Elliot Lazar, as the sole member and Chief Executive Officer of each of Activist and Custodian.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Activist and Mr. Lazar is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036. The principal business address of Custodian is 3445 Lawrence Avenue, Oceanside, New York, 11572.

(c)       The principal business of each of Activist and Custodian is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as Chief Executive Officer of each of Activist and Custodian.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Lazar is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Activist and Custodian were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 7,500 Shares directly beneficially owned by Activist is approximately $32,336, excluding brokerage commissions. The aggregate purchase price of the 162,770 Shares directly beneficially owned by Custodian is approximately $743,859, excluding brokerage commissions.

CUSIP No. 45172K102

The Shares purchased by Mr. Lazar personally, including Shares held in a 401(k) Account and an IRA Account in Mr. Lazar’s name, which Mr. Lazar is deemed to beneficially own, were purchased with personal funds in the open market. The aggregate purchase price of the 30,738 Shares, including the 12,967 Shares held in a 401(k) Account and 2,771 Shares held in an IRA Account, directly beneficially owned by Mr. Lazar is approximately $136,813, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,976,354 Shares outstanding, which is the total number of Shares outstanding as of August 7, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2020.

A.	Activist

(a)	As of the close of business on November 2, 2020, Activist directly beneficially owned 7,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 7,500 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 7,500

(c)	The transactions in the Shares by Activist during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 45172K102

B.	Custodian

(a)	As of the close of business on November 2, 2020, Custodian directly beneficially owned 162,770 Shares.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 162,770
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 162,770

(c)	The transactions in the Shares by Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Lazar

(a)	As of the close of business on November 2, 2020, Mr. Lazar directly beneficially owned 30,738 Shares, including 12,967 Shares held in a 401(k) Account and 2,771 Shares held in an IRA Account in his name. Mr. Lazar, as the sole member and Chief Executive Officer of Custodian, may be deemed the beneficial owner of the 162,770 Shares owned by Custodian.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 30,738
2. Shared power to vote or direct vote: 162,770
3. Sole power to dispose or direct the disposition: 30,738
4. Shared power to dispose or direct the disposition: 162,770

(c)	The transactions in the Shares by Mr. Lazar and on behalf of Activist and Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 45172K102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 2, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Activist Investing LLC, Custodian Ventures LLC and David Elliot Lazar, dated November 2, 2020.

CUSIP No. 45172K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2020

ACTIVIST INVESTING LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar

	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

CUSIP No. 45172K102

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Activist Investing LLC

Purchase of Common Stock	5,000	4.2432	10/27/2020
Purchase of Common Stock	2,500	4.4481	10/28/2020

Custodian Ventures LLC

Purchase of Common Stock	29	3.4000	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	300	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	4	3.4200	09/03/2020
Purchase of Common Stock	300	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	300	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	200	3.4499	09/03/2020
Purchase of Common Stock	2,500	3.4500	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	96	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	100	3.4500	09/03/2020
Purchase of Common Stock	500	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	200	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	100	3.4499	09/03/2020
Purchase of Common Stock	200	3.4425	09/03/2020
Purchase of Common Stock	200	3.4425	09/03/2020
Purchase of Common Stock	100	3.4425	09/03/2020
Purchase of Common Stock	100	3.4425	09/03/2020
Purchase of Common Stock	100	3.4425	09/03/2020
Purchase of Common Stock	100	3.4425	09/03/2020
Purchase of Common Stock	100	3.4425	09/03/2020

CUSIP No. 45172K102

Purchase of Common Stock	100	3.4425	09/03/2020
Purchase of Common Stock	4,000	4.4899	09/03/2020
Purchase of Common Stock	5	3.8200	09/08/2020
Purchase of Common Stock	71	3.8400	09/08/2020
Purchase of Common Stock	100	3.8200	09/08/2020
Purchase of Common Stock	84	3.8400	09/08/2020
Purchase of Common Stock	200	3.8500	09/08/2020
Purchase of Common Stock	100	3.8300	09/08/2020
Purchase of Common Stock	770	3.8500	09/08/2020
Purchase of Common Stock	230	3.7700	09/08/2020
Purchase of Common Stock	592	3.8500	09/08/2020
Purchase of Common Stock	110	3.8500	09/08/2020
Purchase of Common Stock	738	3.8500	09/08/2020
Purchase of Common Stock	2,000	3.8326	09/08/2020
Purchase of Common Stock	100	3.8300	09/08/2020
Purchase of Common Stock	76	3.8300	09/08/2020
Purchase of Common Stock	20	3.8599	09/08/2020
Purchase of Common Stock	200	3.8599	09/08/2020
Purchase of Common Stock	40	3.8600	09/08/2020
Purchase of Common Stock	71	3.8600	09/08/2020
Purchase of Common Stock	100	3.9000	09/08/2020
Purchase of Common Stock	3	3.9000	09/08/2020
Purchase of Common Stock	85	3.9000	09/08/2020
Purchase of Common Stock	750	3.9000	09/08/2020
Purchase of Common Stock	22	3.9000	09/08/2020
Purchase of Common Stock	60	3.9000	09/08/2020
Purchase of Common Stock	151	3.9000	09/08/2020
Purchase of Common Stock	65	3.9000	09/08/2020
Purchase of Common Stock	125	3.9000	09/08/2020
Purchase of Common Stock	75	3.9000	09/08/2020
Purchase of Common Stock	19	3.9000	09/08/2020
Purchase of Common Stock	38	3.9000	09/08/2020
Purchase of Common Stock	100	3.7700	09/08/2020
Purchase of Common Stock	100	3.7800	09/08/2020
Purchase of Common Stock	100	3.7800	09/08/2020
Purchase of Common Stock	100	3.7800	09/08/2020
Purchase of Common Stock	100	3.7800	09/08/2020
Purchase of Common Stock	100	3.8000	09/08/2020
Purchase of Common Stock	2,400	3.8800	09/08/2020
Purchase of Common Stock	2,000	3.7599	09/08/2020
Purchase of Common Stock	100	3.7375	09/08/2020
Purchase of Common Stock	1,000	3.7375	09/08/2020
Purchase of Common Stock	300	3.6850	09/08/2020
Purchase of Common Stock	100	3.6850	09/08/2020
Purchase of Common Stock	100	3.6500	10/19/2020
Purchase of Common Stock	1,900	3.7000	10/19/2020

CUSIP No. 45172K102

Purchase of Common Stock	761	3.6813	10/19/2020
Purchase of Common Stock	2,239	3.6813	10/19/2020
Purchase of Common Stock	1,600	3.7000	10/19/2020
Purchase of Common Stock	25	3.5700	10/19/2020
Purchase of Common Stock	1,275	3.7000	10/19/2020
Purchase of Common Stock	100	3.6000	10/19/2020
Purchase of Common Stock	3,000	3.6995	10/19/2020
Purchase of Common Stock	472	3.6415	10/19/2020
Purchase of Common Stock	200	3.6415	10/19/2020
Purchase of Common Stock	100	3.6415	10/19/2020
Purchase of Common Stock	201	3.6415	10/19/2020
Purchase of Common Stock	800	3.7100	10/19/2020
Purchase of Common Stock	100	3.6300	10/19/2020
Purchase of Common Stock	100	3.6100	10/19/2020
Purchase of Common Stock	100	3.6100	10/19/2020
Purchase of Common Stock	100	3.6300	10/19/2020
Purchase of Common Stock	27	3.6400	10/19/2020
Purchase of Common Stock	100	3.6200	10/19/2020
Purchase of Common Stock	100	3.6415	10/19/2020
Purchase of Common Stock	100	3.6300	10/19/2020
Purchase of Common Stock	3,000	3.6311	10/20/2020
Purchase of Common Stock	100	3.6500	10/20/2020
Purchase of Common Stock	100	3.6500	10/20/2020
Purchase of Common Stock	100	3.6500	10/20/2020
Purchase of Common Stock	2,400	3.7100	10/20/2020
Purchase of Common Stock	100	3.6500	10/20/2020
Purchase of Common Stock	200	3.6500	10/20/2020
Purchase of Common Stock	3,000	3.6899	10/20/2020
Purchase of Common Stock	2,000	3.7996	10/20/2020
Purchase of Common Stock	974	3.8500	10/20/2020
Purchase of Common Stock	10	3.8500	10/20/2020
Purchase of Common Stock	300	3.8500	10/20/2020
Purchase of Common Stock	100	3.8500	10/20/2020
Purchase of Common Stock	200	3.8500	10/20/2020
Purchase of Common Stock	66	3.8500	10/20/2020
Purchase of Common Stock	3,000	3.8798	10/21/2020
Purchase of Common Stock	200	3.8348	10/21/2020
Purchase of Common Stock	100	3.8347	10/21/2020
Purchase of Common Stock	200	3.8347	10/21/2020
Purchase of Common Stock	200	3.8347	10/21/2020
Purchase of Common Stock	100	3.8100	10/21/2020
Purchase of Common Stock	100	3.8100	10/21/2020
Purchase of Common Stock	100	3.8347	10/21/2020
Purchase of Common Stock	175	3.8100	10/21/2020
Purchase of Common Stock	200	3.8347	10/21/2020
Purchase of Common Stock	100	3.8347	10/21/2020

CUSIP No. 45172K102

Purchase of Common Stock	125	3.8347	10/21/2020
Purchase of Common Stock	100	3.8347	10/21/2020
Purchase of Common Stock	100	3.8100	10/21/2020
Purchase of Common Stock	60	3.8347	10/21/2020
Purchase of Common Stock	72	3.8347	10/21/2020
Purchase of Common Stock	400	3.7550	10/21/2020
Purchase of Common Stock	500	3.9000	10/21/2020
Purchase of Common Stock	100	3.9000	10/21/2020
Purchase of Common Stock	68	3.7900	10/21/2020
Purchase of Common Stock	2,700	3.9000	10/21/2020
Purchase of Common Stock	300	3.7700	10/21/2020
Purchase of Common Stock	3,000	3.8703	10/21/2020
Purchase of Common Stock	3,000	3.8659	10/21/2020
Purchase of Common Stock	300	3.8347	10/21/2020
Purchase of Common Stock	100	3.8347	10/21/2020
Purchase of Common Stock	300	3.8347	10/21/2020
Purchase of Common Stock	100	3.8347	10/21/2020
Purchase of Common Stock	100	3.8347	10/21/2020
Purchase of Common Stock	1	3.8347	10/21/2020
Purchase of Common Stock	685	4.1000	10/22/2020
Purchase of Common Stock	100	4.1200	10/22/2020
Purchase of Common Stock	100	4.1400	10/22/2020
Purchase of Common Stock	2,115	4.1404	10/22/2020
Purchase of Common Stock	1,300	4.1350	10/22/2020
Purchase of Common Stock	1,700	4.1500	10/22/2020
Purchase of Common Stock	200	4.1200	10/22/2020
Purchase of Common Stock	100	4.1200	10/22/2020
Purchase of Common Stock	100	4.1200	10/22/2020
Purchase of Common Stock	100	4.1200	10/22/2020
Purchase of Common Stock	1,500	4.1400	10/22/2020
Purchase of Common Stock	70	4.1400	10/22/2020
Purchase of Common Stock	100	4.1400	10/22/2020
Purchase of Common Stock	2,700	4.1500	10/22/2020
Purchase of Common Stock	70	4.1300	10/22/2020
Purchase of Common Stock	30	4.1300	10/22/2020
Purchase of Common Stock	30	4.1300	10/22/2020
Purchase of Common Stock	5	4.1800	10/22/2020
Purchase of Common Stock	5	4.1800	10/22/2020
Purchase of Common Stock	100	4.1900	10/22/2020
Purchase of Common Stock	5	4.2000	10/22/2020
Purchase of Common Stock	100	4.2000	10/22/2020
Purchase of Common Stock	2,585	4.2000	10/22/2020
Purchase of Common Stock	95	4.1900	10/22/2020
Purchase of Common Stock	5	4.1800	10/22/2020
Purchase of Common Stock	100	4.1900	10/22/2020
Purchase of Common Stock	5,921	4.4800	10/22/2020

CUSIP No. 45172K102

Purchase of Common Stock	7	4.3300	10/22/2020
Purchase of Common Stock	200	4.3800	10/22/2020
Purchase of Common Stock	100	4.3300	10/22/2020
Purchase of Common Stock	100	4.3900	10/22/2020
Purchase of Common Stock	3	4.4500	10/22/2020
Purchase of Common Stock	100	4.3800	10/22/2020
Purchase of Common Stock	500	4.3300	10/22/2020
Purchase of Common Stock	100	4.4000	10/22/2020
Purchase of Common Stock	200	4.3800	10/22/2020
Purchase of Common Stock	100	4.3900	10/22/2020
Purchase of Common Stock	1	4.3300	10/22/2020
Purchase of Common Stock	1,000	4.4000	10/22/2020
Purchase of Common Stock	200	4.3800	10/22/2020
Purchase of Common Stock	10	4.3400	10/22/2020
Purchase of Common Stock	4,000	4.4000	10/22/2020
Purchase of Common Stock	100	4.3800	10/22/2020
Purchase of Common Stock	100	4.3700	10/22/2020
Purchase of Common Stock	100	4.4000	10/22/2020
Purchase of Common Stock	45	4.3300	10/22/2020
Purchase of Common Stock	5	4.2800	10/22/2020
Purchase of Common Stock	300	4.3900	10/22/2020
Purchase of Common Stock	2	4.3700	10/22/2020
Purchase of Common Stock	100	4.4000	10/22/2020
Purchase of Common Stock	197	4.4500	10/22/2020
Purchase of Common Stock	10	4.2900	10/22/2020
Purchase of Common Stock	2	4.3900	10/22/2020
Purchase of Common Stock	5	4.3300	10/22/2020
Purchase of Common Stock	100	4.4000	10/22/2020
Purchase of Common Stock	1,300	4.3200	10/22/2020
Purchase of Common Stock	1,300	4.2800	10/22/2020
Purchase of Common Stock	200	4.3800	10/22/2020
Purchase of Common Stock	200	4.3300	10/22/2020
Purchase of Common Stock	10	4.3900	10/22/2020
Purchase of Common Stock	200	4.2800	10/22/2020
Purchase of Common Stock	394	4.4500	10/22/2020
Purchase of Common Stock	200	4.3800	10/22/2020
Purchase of Common Stock	100	4.3300	10/22/2020
Purchase of Common Stock	1,800	4.4800	10/22/2020
Purchase of Common Stock	388	4.4500	10/22/2020
Purchase of Common Stock	100	4.3800	10/22/2020
Purchase of Common Stock	200	4.3300	10/22/2020
Purchase of Common Stock	100	4.4800	10/22/2020
Purchase of Common Stock	100	4.4800	10/22/2020
Purchase of Common Stock	9,800	4.4900	10/22/2020
Purchase of Common Stock	295	4.5000	10/22/2020
Purchase of Common Stock	483	4.5000	10/22/2020

CUSIP No. 45172K102

Purchase of Common Stock	2,222	4.5000	10/22/2020
Purchase of Common Stock	200	4.5000	10/22/2020
Purchase of Common Stock	1,600	4.5000	10/22/2020
Purchase of Common Stock	100	4.5000	10/22/2020
Purchase of Common Stock	200	4.5000	10/22/2020
Purchase of Common Stock	100	4.4900	10/22/2020
Purchase of Common Stock	15	4.5000	10/22/2020
Purchase of Common Stock	100	4.4900	10/22/2020
Purchase of Common Stock	100	4.5000	10/22/2020
Purchase of Common Stock	45	4.5000	10/22/2020
Purchase of Common Stock	100	4.4900	10/22/2020
Purchase of Common Stock	100	4.4500	10/22/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	30	4.0052	10/26/2020
Purchase of Common Stock	200	3.9750	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	70	4.0052	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	30	4.0052	10/26/2020
Purchase of Common Stock	70	4.0052	10/26/2020
Purchase of Common Stock	2,500	4.0300	10/26/2020
Purchase of Common Stock	70	4.0052	10/26/2020
Purchase of Common Stock	600	3.9750	10/26/2020
Purchase of Common Stock	30	4.0052	10/26/2020
Purchase of Common Stock	30	4.0052	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	70	4.0052	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	30	4.0052	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	100	4.0052	10/26/2020
Purchase of Common Stock	70	4.0052	10/26/2020
Purchase of Common Stock	100	3.9750	10/26/2020
Purchase of Common Stock	7,000	4.1300	10/26/2020
Purchase of Common Stock	3,000	4.1300	10/27/2020
Purchase of Common Stock	300	4.1500	10/27/2020
Purchase of Common Stock	100	4.1600	10/27/2020
Purchase of Common Stock	100	4.1200	10/27/2020
Purchase of Common Stock	900	4.1600	10/27/2020
Purchase of Common Stock	67	4.0900	10/27/2020
Purchase of Common Stock	200	4.2500	10/27/2020
Purchase of Common Stock	100	4.1300	10/27/2020

CUSIP No. 45172K102

Purchase of Common Stock	100	4.2500	10/27/2020
Purchase of Common Stock	200	4.1200	10/27/2020
Purchase of Common Stock	100	4.2500	10/27/2020
Purchase of Common Stock	100	4.1300	10/27/2020
Purchase of Common Stock	100	4.1400	10/27/2020
Purchase of Common Stock	100	4.1400	10/27/2020
Purchase of Common Stock	500	4.1400	10/27/2020
Purchase of Common Stock	400	4.4000	10/27/2020
Purchase of Common Stock	100	4.4400	10/27/2020
Purchase of Common Stock	3,200	4.4500	10/27/2020
Purchase of Common Stock	3,233	4.4500	10/27/2020
Purchase of Common Stock	100	4.4100	10/27/2020
Purchase of Common Stock	235	4.7460	10/29/2020
Purchase of Common Stock	1,806	4.7460	10/29/2020
Purchase of Common Stock	2,959	4.7200	10/29/2020
Purchase of Common Stock	10	4.9600	10/29/2020
Purchase of Common Stock	32	4.9700	10/29/2020
Purchase of Common Stock	700	4.7800	10/29/2020
Purchase of Common Stock	3,800	4.7800	10/29/2020
Purchase of Common Stock	30	4.8900	10/29/2020
Purchase of Common Stock	50	4.9500	10/29/2020
Purchase of Common Stock	100	4.9460	10/29/2020
Purchase of Common Stock	100	4.9484	10/29/2020
Purchase of Common Stock	22	4.9400	10/29/2020
Purchase of Common Stock	22	4.9400	10/29/2020
Purchase of Common Stock	134	4.9220	10/29/2020
Purchase of Common Stock	5,000	4.7365	10/29/2020
Purchase of Common Stock	100	4.7600	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	500	4.7600	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	1,800	4.8800	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	42	4.7600	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	100	4.7600	10/29/2020
Purchase of Common Stock	100	4.7599	10/29/2020
Purchase of Common Stock	79	4.7600	10/29/2020
Purchase of Common Stock	79	4.7600	10/29/2020

CUSIP No. 45172K102

Purchase of Common Stock	60	5.3400	10/29/2020
Purchase of Common Stock	2,080	5.3931	10/29/2020
Purchase of Common Stock	100	5.3931	10/29/2020
Purchase of Common Stock	10	5.3400	10/29/2020
Purchase of Common Stock	20	5.3400	10/29/2020
Purchase of Common Stock	40	5.3400	10/29/2020
Purchase of Common Stock	80	5.3400	10/29/2020
Purchase of Common Stock	60	5.3400	10/29/2020
Purchase of Common Stock	20	5.3400	10/29/2020
Purchase of Common Stock	40	5.3400	10/29/2020
Purchase of Common Stock	80	5.3400	10/29/2020

David Elliot Lazar

Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	200	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	44	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	100	4.0717	10/27/2020
Purchase of Common Stock	1,332	4.2500	10/27/2020
Purchase of Common Stock	200	4.2500	10/27/2020
Purchase of Common Stock	424	4.2500	10/27/2020
Purchase of Common Stock	4,700	4.2800	10/27/2020
Purchase of Common Stock	100	4.1200	10/27/2020

CUSIP No. 45172K102

Purchase of Common Stock	17	4.1200	10/27/2020
Purchase of Common Stock	100	4.1600	10/27/2020
Purchase of Common Stock	83	4.2400	10/27/2020
Purchase of Common Stock	100	4.2900	10/27/2020
Purchase of Common Stock	100	4.2900	10/27/2020
Purchase of Common Stock	100	4.3100	10/27/2020
Purchase of Common Stock	96	4.1200	10/27/2020
Purchase of Common Stock	200	4.3100	10/27/2020
Purchase of Common Stock	300	4.2900	10/27/2020
Purchase of Common Stock	100	4.3200	10/27/2020
Purchase of Common Stock	17	4.2400	10/27/2020
Purchase of Common Stock	2,625	4.3200	10/27/2020
Purchase of Common Stock	500	4.2500	10/27/2020
Purchase of Common Stock	400	4.2700	10/27/2020
Purchase of Common Stock	400	4.2500	10/27/2020
Purchase of Common Stock	62	4.2500	10/27/2020
Purchase of Common Stock	100	4.4400	10/27/2020
Purchase of Common Stock	10	4.5000	10/27/2020
Purchase of Common Stock	25	4.4400	10/27/2020
Purchase of Common Stock	55	4.4400	10/27/2020
Purchase of Common Stock	65	4.4400	10/27/2020
Purchase of Common Stock	159	4.4500	10/27/2020
Purchase of Common Stock	116	4.1560	10/27/2020
Purchase of Common Stock	400	4.1560	10/27/2020
Purchase of Common Stock	200	4.1560	10/27/2020
Purchase of Common Stock	200	4.1560	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	13	4.1560	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	92	4.1200	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	100	4.1560	10/27/2020
Purchase of Common Stock	300	4.1560	10/27/2020
Purchase of Common Stock	657	4.3200	10/27/2020
Purchase of Common Stock	1,368	4.3200	10/27/2020
Purchase of Common Stock	654	4.3200	10/28/2020
Purchase of Common Stock	96	4.3100	10/28/2020
Purchase of Common Stock	377	4.3100	10/28/2020
Purchase of Common Stock	1,900	4.4500	10/28/2020
Purchase of Common Stock	460	4.4400	10/28/2020
Purchase of Common Stock	60	4.4500	10/28/2020
Purchase of Common Stock	80	4.4500	10/28/2020
Purchase of Common Stock	2,950	4.9560	10/29/2020

CUSIP No. 45172K102

Purchase of Common Stock	1,300	4.9560	10/29/2020
Purchase of Common Stock	100	4.9372	10/29/2020
Purchase of Common Stock	230	4.9372	10/29/2020
Purchase of Common Stock	1	5.0000	10/29/2020
Purchase of Common Stock	100	5.0800	10/29/2020
Purchase of Common Stock	100	5.2400	10/29/2020
Purchase of Common Stock	100	5.2400	10/29/2020
Purchase of Common Stock	700	5.2400	10/29/2020
Purchase of Common Stock	80	5.2400	10/29/2020
Purchase of Common Stock	400	5.2400	10/29/2020
Purchase of Common Stock	100	5.2400	10/29/2020
Purchase of Common Stock	1,190	5.2400	10/29/2020